

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Shane J. Schaffer
Chief Executive Officer
Cingulate Inc.
1901 W. 47th Place
Kansas City, KS 66205

  Re: Cingulate Inc.
    Registration Statement on Form S-1
    Filed April 26, 2023
    File No. 333-271455

Dear Shane J. Schaffer:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alan Campbell at 202-551-4224 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Steven M. Skolnick, Esq.